UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 15
CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION UNDER
SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934 OR SUSPENSION
OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934.
Commission File Number: 0-21809
Home City Financial Corporation

(Exact name of registrant as specified in its charter)
2454 N. Limestone Street
Springfield, Ohio 45503
(937) 390-0470

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)
Common shares, without par value

(Title of each class of securities covered by this Form)
None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)
     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i) Rule 12g-4(a)(1)(ii) Rule 12g-4(a)(2)(i) Rule 12g-4(a)(2)(ii)	☑ ☐ ☐ ☐	Rule 12h-3(b)(1)(i) Rule 12h-3(b)(1)(ii) Rule 12h-3(b)(2)(i) Rule 12h-3(b)(2)(ii) Rule 15d-6	☑ ☐ ☐ ☐ ☐
     Approximate number of holders of record as of the certification or notice date: 177
     Pursuant to the requirements of the Securities Exchange Act of 1934, Home City Financial Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HOME CITY FINANCIAL CORPORATION

Date: December 14, 2006	By:	/s/ J. William Stapleton

	Name: Title:	J. William Stapleton President, Chief Executive Officer and Chief Operating Officer